Exhibit 99.1

Brussels, 26 September 2014 – 1 / 2

Anheuser-Busch InBev announces EBM changes

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) announced today that João Castro Neves, Luiz Fernando Edmond and Bernardo Pinto Paiva are appointed to new positions

João Castro Neves, currently Zone President Latin America North and CEO of Ambev has been appointed Zone President North America.

He will be succeeded by Bernardo Pinto Paiva, AB InBev’s Chief Sales Officer.

Luiz Fernando Edmond, currently Zone President North America, will move to a global role, becoming AB InBev’s Chief Sales Officer.

João Castro Neves is Zone President Latin America North and Ambev’s CEO. Mr. Castro Neves holds a Degree in Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. He joined Ambev in 1996 and has held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. He was Ambev’s Chief Financial Officer and Investor Relations Officer before being appointed Zone President Latin America South in January 2007. He took on his current role in January 2009.

Bernardo Pinto Paiva is Chief Sales Officer. He holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at our company has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President North America in January 2008 and Zone President Latin America South in January 2009 before becoming Chief Sales Officer in January 2012.

Luiz Fernando Edmond is Zone President North America and CEO of Anheuser-Busch. He holds a Degree in Production Engineering from the Federal University of Rio de Janeiro. Mr. Edmond joined Brahma, which later became Ambev, in 1990 as part of its first Management Trainee Program. At Ambev, he held various positions in the commercial, supply and distribution areas. He was appointed Zone President Latin America North and Ambev’s CEO in January 2005 and has held his current position since November 2008. He also is a member of the Board of Directors of Ambev; is Chair of the Beer Institute, a national association of the brewing industry; and a member of Civic Progress, an organization of St. Louis leaders working to improve community and business life in the region.

All of these changes will be effective January 1, 2015.

Brussels, 26 September 2014 – 2 / 2

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155,000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

Anheuser-Busch InBev Contacts:
Media	Investors
Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

Christina Caspersen
Tel: +1-212-573-4376
E-mail: christina.caspersen@ab-inbev.com